UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3*)

DISH NETWORK CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

25470M 109

(CUSIP Number)

R. Stanton Dodge

Executive Vice President, General Counsel and Secretary

 DISH Network Corporation

 9601 S. Meridian Blvd.

 Englewood, Colorado 80112

 (303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25470M 109

1.	Name of Reporting Person William R. Gouger

2.	Check the Appropriate Box if a Member of a Group :
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,806,194 VOTING SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 33,806,194 VOTING SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by The Reporting Person 33,806,194

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 13.0% (2)
14.	Type of Reporting Person IN

(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of DISH Network Corporation (“DISH Network”) of which Mr. Gouger is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 140 shares of Class A Common Stock owned beneficially directly by Mr. Gouger; (ii) 7,249 shares of Class A Common Stock owned beneficially indirectly by Mr. Gouger through DISH Network’s 401(k) Employee Savings Plan; (iii) 8,185 shares of Class A Common Stock owned beneficially by Mr. Gouger solely by virtue of his position as the sole member of the investment committee (with sole voting and dispositive power) of Centennial Fiduciary Management LLC, which serves as trustee of certain trusts established by Charles W. Ergen for the benefit of his family; (iv) 4,245,151 shares of Class B Common Stock owned beneficially by Mr. Gouger solely by virtue of his position as the sole member of the investment committee (with sole voting and dispositive power) of Centennial Fiduciary Management LLC, which serves as trustee of certain trusts established by Charles W. Ergen for the benefit of his family; and (v) 29,545,469 shares of Class B Common Stock owned beneficially by Mr. Gouger solely by virtue of his position as the sole member of the investment committee (with sole voting and dispositive power, except as set forth in Item 6 below) of Centennial Fiduciary Management LLC, which serves as trustee of the Ergen 2010 Family Wyoming Trust (which was formerly known as the Ergen 2010 Family Trust and changed its name effective January 1, 2017). There is no arrangement or agreement between any of the trusts identified in clauses (iii) through (v) above to vote or dispose of any shares of DISH Network.  Solely by virtue of his position as the sole member of the investment committee of Centennial Fiduciary Management LLC, which serves as trustee, Mr. Gouger exercises voting and dispositive power on behalf of Centennial Fiduciary Management LLC with respect to each such trust independently and in accordance with Centennial Fiduciary Management LLC’s fiduciary responsibilities to the beneficiaries of such trusts.

(2) Based on 226,776,724 shares of Class A Common Stock outstanding on December 30, 2016 and assuming conversion of the shares of Class B Common Stock held by Mr. Gouger into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Gouger may be deemed to own beneficially would be approximately 7.3%. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Gouger owns beneficially equity securities of DISH Network representing approximately 12.9% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Centennial Fiduciary Management LLC

2.	Check the Appropriate Box if a Member of a Group :
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,798,805 VOTING SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 33,798,805 VOTING SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by The Reporting Person 33,798,805

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 13.0% (2)

14.	Type of Reporting Person OO

(1) “Voting Shares” include all shares of Class A Common Stock and Class B Common Stock of DISH Network of which Centennial Fiduciary Management LLC is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 8,185 shares of Class A Common Stock owned beneficially by Centennial Fiduciary Management LLC solely in its capacity as trustee (with sole voting and dispositive power) of certain trusts established by Charles W. Ergen for the benefit of his family; (ii) 4,245,151 shares of Class B Common Stock owned beneficially by Centennial Fiduciary Management LLC solely in its capacity as trustee (with sole voting and dispositive power) of certain trusts established by Charles W. Ergen for the benefit of his family; and (iii) 29,545,469 shares of Class B Common Stock owned beneficially by Centennial Fiduciary Management LLC solely in its capacity as trustee (with sole voting and dispositive power, except as set forth in Item 6 below) of the Ergen 2010 Family Wyoming Trust. There is no arrangement or agreement between any of the trusts identified in clauses (i) through (iii) above to vote or dispose of any shares of DISH Network.  In its capacity as trustee, Centennial Fiduciary Management LLC exercises voting and dispositive power with respect to each such trust independently and in accordance with its fiduciary responsibilities to the beneficiaries of such trusts.

(2) Based on 226,776,724 shares of Class A Common Stock outstanding on December 30, 2016 and assuming conversion of the shares of Class B Common Stock held by Centennial Fiduciary Management LLC into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Centennial Fiduciary Management LLC may be deemed to own beneficially would be approximately 7.3%. Because each share of Class B Common Stock is entitled to 10 votes per share, Centennial Fiduciary Management LLC owns beneficially equity securities of DISH Network representing approximately 12.9% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen 2010 Family Wyoming Trust

2.	Check the Appropriate Box if a Member of a Group :
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,545,469 VOTING SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 29,545,469 VOTING SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by The Reporting Person 29,545,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 11.5% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the Ergen 2010 Family Wyoming Trust are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 226,776,724 shares of Class A Common Stock outstanding on December 30, 2016 and assuming conversion of the shares of Class B Common Stock held by the Ergen 2010 Family Wyoming Trust into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Ergen 2010 Family Wyoming Trust may be deemed to own beneficially would be approximately 6.4%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Ergen 2010 Family Wyoming Trust owns beneficially equity securities of DISH Network representing approximately 11.3% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

ITEM 2. Identity and Background.

Item 2 is amended and restated as follow:

This Schedule 13D is being filed jointly by: (a) William R. Gouger, (b) Centennial Fiduciary Management LLC and (c) the Ergen 2010 Family Wyoming Trust, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. Gouger, Centennial Fiduciary Management LLC and the Ergen 2010 Family Wyoming Trust.

(A) William R. Gouger

Mr. Gouger’s principal occupation is owner and manager of SC Management, LLC, whose principal business is to provide management services, including tax and estate planning services. His address is 5701 S. Santa Fe Drive, Littleton, Colorado 80123. Mr. Gouger has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gouger is a citizen of the United States.

(B) Centennial Fiduciary Management LLC

Centennial Fiduciary Management LLC is organized under the laws of the State of Wyoming and its principal business is to serve as trustee for certain trusts established by Charles W. Ergen for the benefit of his family.  Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Centennial Fiduciary Management LLC has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of certain trusts established by Charles W. Ergen for the benefit of his family, Centennial Fiduciary Management LLC is vested with sole voting and dispositive power over the 8,185 shares of Class A Common Stock and 33,790,620 shares of Class B Common Stock held by such trusts, including the Ergen 2010 Family Wyoming Trust, except as set forth in Item 6 below.

The sole member of Centennial Fiduciary Management LLC is Centennial Purpose Trust, a trust organized under the laws of the State of Wyoming, and its principal business is to hold the membership interests in Centennial Fiduciary Management LLC.  Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001.  Centennial Purpose Trust has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Charles W. Ergen, Cantey M. Ergen and Mr. Gouger currently serve as directors of Centennial Fiduciary Management LLC.  Mr. Ergen, Mrs. Ergen, and Mr. Gouger currently serve as the President, the Vice-President, and the Treasurer and Secretary, of Centennial Fiduciary Management LLC, respectively.

The investment committee of the board of directors of Centennial Fiduciary Management LLC is vested with the sole authority to authorize or direct investment decisions with respect to the assets held by each respective trust for which it acts as trustee, including, without limitation, any and all decisions relating to the voting or disposition of all securities. Mr. Gouger currently is the sole member of such investment committee and thereby exercises sole voting and dispositive power over any securities held by such trusts.

Mr. Ergen’s principal occupation is Chairman and Chief Executive Officer of DISH Network and Chairman of EchoStar Corporation, and his principal address is 9601 S. Meridian Blvd., Englewood,

Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) Ergen 2010 Family Wyoming Trust

The Ergen 2010 Family Wyoming Trust is organized under the laws of the State of Wyoming and its principal business is to hold certain assets in trust for the benefit of members of Charles W. Ergen’s family. Its address is c/o Centennial Fiduciary Management LLC, as Trustee, at 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. The Ergen 2010 Family Wyoming Trust has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Ergen 2010 Family Wyoming Trust, Centennial Fiduciary Management LLC is vested with sole voting and dispositive power over the 29,545,469 shares of Class B Common Stock held by the Ergen 2010 Family Wyoming Trust, except as set forth in Item 6 below.

ITEM 3.  Source and Amount of Funds and Other Consideration

Item 3 is amended and supplemented as follows:

This Amendment No. 3 to Schedule 13D is being filed solely as a result of a change in trustee, effective January 1, 2017, of certain trusts established by Charles W. Ergen for the benefit of his family, including the Ergen 2010 Family Wyoming Trust.  On that date, Centennial Fiduciary Management LLC replaced William R. Gouger as trustee for these trusts, which collectively hold 8,185 shares of Class A Common Stock and 33,790,620 shares of Class B Common Stock.  Centennial Fiduciary Management LLC disclaims any beneficial ownership in the shares of Class A Common Stock and Class B Common Stock held by such trusts.  See Item 4 below.  Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time.

The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes.  Such Class A Common Stock may be acquired with personal funds or funds borrowed by the Reporting Persons.

ITEM 4. Purpose of Transaction.

Item 4 is amended and supplemented as follows:

This Amendment No. 3 to Schedule 13D is being filed solely as a result of a change in trustee, effective January 1, 2017, of certain trusts established by Charles W. Ergen for the benefit of his family, including the Ergen 2010 Family Wyoming Trust.  On that date, Centennial Fiduciary Management LLC replaced William R. Gouger as trustee for these trusts, which collectively hold 8,185 shares of Class A Common Stock and 33,790,620 shares of Class B Common Stock.  Centennial Fiduciary Management LLC disclaims any beneficial ownership in the shares of Class A Common Stock and Class A Common Stock held by such trusts.  The investment committee of the board of directors of Centennial Fiduciary Management LLC is vested with the sole authority to authorize or direct investment decisions with respect to the assets held by each respective trust for which it acts as trustee, including, without limitation, any and all decisions relating to the voting or disposition of all securities. Mr. Gouger currently is the sole member of such investment committee and thereby exercises sole voting and dispositive power over any securities held by such trusts, including the 8,185 shares of Class A Common Stock and 33,790,620 shares of Class B Common Stock held by these trusts.  Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time.

The Reporting Persons are not aware of any plans or proposals which any Reporting Person may have which relate to or would result in:

(a)         the acquisition by any person of additional securities of DISH Network, or the disposition of securities of DISH Network;

(b)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DISH Network or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of DISH Network or any of its subsidiaries;

(d)         any change in the present board of directors or management of DISH Network, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the board;

(e)          any material change in the present capitalization or dividend policy of DISH Network;

(f)           any material change in DISH Network’s business or corporate structure;

(g)          changes in DISH Network’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of DISH Network by any person;

(h)         causing a class of securities of DISH Network to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             a class of equity securities of DISH Network becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)            any action similar to any of the foregoing.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a)    (i) This Schedule 13D is for the cumulative share holdings of the Reporting Persons as of the close of business on January 1, 2017. See Items 11 and 13 of the cover pages to this Amendment No. 3 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.

(ii) Mr. Ergen’s beneficial ownership includes 208,113,526 shares of Class A Common Stock, including 204,644,588 shares of Class A Common Stock issuable upon conversion of Mr. Ergen’s shares of Class B Common Stock.  Based on 226,631,720 shares of Class A Common Stock outstanding on December 30, 2016 and assuming conversion of the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to own beneficially would be approximately 48.2%.  Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to own beneficially would be approximately 44.7%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen owns beneficially equity securities of DISH Network representing approximately 78.5% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).  Mr. Ergen’s beneficial ownership excludes 33,790,620 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family.

(iii) Mrs. Ergen beneficially owns all of the shares of Class A Common Stock owned by her spouse, Mr. Ergen, except for 772,000 shares of Class A Stock subject to employee stock options that are either currently exercisable or may become exercisable within 60 days of December 30, 2016.  Based on 226,776,724 shares of Class A Common Stock outstanding on December 30, 2016 and assuming conversion of the shares of Class B Common Stock held by Mrs. Ergen into Class A Common Stock, the percentage of the Class A Common Stock that Mrs. Ergen may be deemed to own beneficially would be approximately 48.1%.  Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mrs. Ergen may be deemed to own beneficially would be approximately 44.6%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen owns beneficially equity securities of DISH Network representing approximately 78.5% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

(b)  (i) See Items 7 through 10 of the cover pages to this Amendment No. 3 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(ii) Except for 41,335,960 shares of Class A Common Stock (including shares of Class A Common Stock issuable upon conversion of Class B Common Stock) for which Mr. Ergen shares voting and dispositive power with Mrs. Ergen, Mr. Ergen has sole voting and dispositive power over all shares of Class A Common Stock and Class B Common Stock described in Item 5(a)(ii) above.

(c) (i) The Reporting Persons have not effected any transactions in the Class A Common Stock of DISH Network in the last sixty days other than as described herein.

(ii) Neither Mr. Ergen nor Mrs. Ergen has effected any transactions in the Class A Common Stock of DISH Network in the last sixty days other than: (1) Mr. Ergen’s gift (for no consideration) of 2,400 shares of Class A Common Stock on November 30, 2016 to certain members of Mr. Ergen’s family, which was reported by Mr. Ergen on a Schedule 13D filed on December 1, 2016 and a Form 4 filed on December 2, 2016; (2) the distribution on November 30, 2016 by the Ergen Three-Year 2015 DISH GRAT of 9,948,839 shares of Class B Common Stock held by the Ergen Three-Year 2015 DISH GRAT to Mr. Ergen as an annuity payment, which was reported by Mr. Ergen on a Schedule 13D filed on December 1, 2016 and a Form 4 filed on December 2, 2016; and (3) a grant to Mr. Ergen on January 1, 2017 of an option to purchase 60,000 shares of Class A Common Stock of DISH Network under DISH Network’s 2017 Long-Term Incentive Plan.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows:

Except as disclosed below and elsewhere in this Schedule 13D, none of the Reporting Persons, Mr. Ergen or Mrs. Ergen is party to any contracts, arrangements, understandings or relationships, including, but not limited to, transfer or voting of any of the securities of DISH Network, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

The trust agreement for the Ergen 2010 Family Wyoming Trust contains an irrevocable provision that provides that the trustee will not dispose of any shares of DISH Network held by the Ergen 2010 Family Wyoming Trust unless a Change of Control Event occurs.  If a Change of Control Event occurs, the trustee of the Ergen 2010 Family Wyoming Trust will have sole discretion with respect to the disposition of any shares of DISH Network held by the Ergen 2010 Family Wyoming Trust.

A “Change of Control Event” will occur if (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either (A) DISH Network or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of DISH Network are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) DISH Network or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of DISH Network such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the Ergen 2010 Family Wyoming Trust.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of DISH Network who:  (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of DISH Network and all warrants, options or other rights to acquire capital stock of DISH Network (but excluding any debt security that is convertible into, or exchangeable for, capital stock of DISH Network).

“Related Party” means: (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes, including, without limitation, the grantor retained annuity trust dated November 30, 2010; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of DISH Network are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

Item 7. Material to be Filed as Exhibits

Exhibit A: Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM R. GOUGER

Dated: January 3, 2017	/s/ William R. Gouger
William R. Gouger

CENTENNIAL FIDUCIARY MANAGEMENT LLC

Dated: January 3, 2017	/s/ William R. Gouger
William R. Gouger, Director

ERGEN 2010 FAMILY WYOMING TRUST

By: Centennial Fiduciary Management LLC, its Trustee

Dated: January 3, 2017	/s/ William R. Gouger
William R. Gouger, Director

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached (including amendments thereto) is filed on behalf of each of them in the capacities set forth below.

WILLIAM R. GOUGER

Dated: January 3, 2017	/s/ William R. Gouger
William R. Gouger

CENTENNIAL FIDUCIARY MANAGEMENT LLC

Dated: January 3, 2017	/s/ William R. Gouger
William R. Gouger, Director

ERGEN 2010 FAMILY WYOMING TRUST

By: Centennial Fiduciary Management LLC, its Trustee

Dated: January 3, 2017	/s/ William R. Gouger
William R. Gouger, Director